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                             June 23, 2020

       Brian J. Wendling
       Chief Accounting Officer and Principal Financial Officer
       Liberty Media Corp
       12300 Liberty Boulevard
       Englewood, Colorado 80112

                                                        Re: Liberty Media Corp
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed February 26,
2020
                                                            Form 10-Q for the
Quarter Ended March 31, 2020
                                                            Filed May 7, 2020
                                                            File No. 001-35707

       Dear Mr. Wendling:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Quarter Ended March 31, 2020

       Notes to Condensed Consolidated Financial Statements
       (2) Tracking Stocks, page I-14

   1. We note that the reattribution transaction on April 22, 2020 will be reflected in the
                                                        Company's financial
statements in the second quarter on a prospective basis. Considering that this will result
in a change in the income, expenses (i.e., interest), assets and liabilities
attributable to Sirius XM Holdings and Formula One and the related discussions in the MD&A, tell us
your consideration of the guidance in ASC 280-10-50-34.
 Brian J. Wendling
FirstName LastNameBrian J. Wendling
Liberty Media Corp
Comapany NameLiberty Media Corp
June 23, 2020
Page 2
June 23, 2020 Page 2
FirstName LastName
(9) Long-term Debt
Debt Covenants, page I-31

2. We note in your Form 8-K dated May 7, 2020 Formula One's leverage ratio which was
         6.0x as of March 31, 2020 compared to 5.1x as of December 31, 2019. We further note that the leverage ratio is based on OIBDA as defined in the debt covenant. In future filings, please disclose the actual leverage ratio for each period presented compared with the debt covenant leverage ratio requirement for each of your segments. Since information about debt covenants is material to an investor's
         understanding of the company's financial condition and/or liquidity which could affect management's reattribution decisions, please include a separate discussion of material debt covenants in the MD&A and factors that may impact their calculations.
(10) Commitments and Contingencies , page I-32

3. Please fully disclose the risks and uncertainties associated with the suspension of sporting events due to COVID-19. Disclose your commitments such as to provide a minimum number of Formula 1 races and any game delivery obligations. Address the risks associated with not meeting these commitments. This should include the possibility of subscriber cancellations and any possible rebate obligations, in quantified detail.
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Material Changes in Financial Condition, page I-47

4. We note that given the uncertainty of the impacts of COVID-19, you are monitoring your ability to comply with debt covenants in future periods and are in discussions with certain counterparties to your debt obligations. In future filings, please expand your disclosures to include the significant debt covenants and the particular companies affected.

         We also note that significant portions of Sirius XM Holdings and Formula One's debt are indexed to LIBOR. Please discuss your progress and the anticipated effects of your transition away from LIBOR. Refer to
https://www.sec.gov/news/public-statement/libor-
         transition.
 Brian J. Wendling
Liberty Media Corp
June 23, 2020
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameBrian J. Wendling                       Sincerely,
Comapany NameLiberty Media Corp
                                                          Division of
Corporation Finance
June 23, 2020 Page 3                                      Office of Technology
FirstName LastName